SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31070; 813-382]

Kohlberg Kravis Roberts & Co. L.P., et al.; Notice of Application

June 3, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act and the rules and regulations thereunder, except sections 9, 17, 30, and 36 through 53 of the Act, and the rules and regulations thereunder (the "Rules and Regulations"). With respect to sections 17(a), (d), (f), (g) and (j) and 30(a), (b), (e), and (h) of the Act, and the Rules and Regulations, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited partnerships and other entities ("Partnerships") formed for the benefit of eligible employees of Kohlberg Kravis Roberts & Co. L.P. ("KKR LP") and its affiliates from certain provisions of the Act. Each Partnership will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: KKR LP; KKR North America Fund XI ESC L.P. ("NAXI ESC"), KKR Asian Fund II ESC L.P. ("Asia II ESC"), KKR Energy Income and Growth Fund I ESC L.P. ("EIGF I ESC"), KKR Real Estate Partners Americas ESC L.P. ("REPA ESC," and with NAXI ESC, Asia II ESC, and EIGF I ESC, collectively, the "Initial Partnerships"); and KKR North America XI Limited ("NAXI ESC GP"), the General Partner (defined below) of NAXI ESC, KKR Asia II Limited ("Asia II ESC GP"), the General Partner of Asia II

ESC, KKR EIGF LLC ("EIGF I ESC GP"), the General Partner of EIGF I ESC, and KKR

REPA GP LLC ("REPA ESC GP," and with NAXI ESC GP, Asia II ESC GP, and EIGF I

ESC GP, collectively, the "Initial General Partners"), the General Partner of REPA ESC.

Filing Dates: The application was filed on September 20, 2012 and amended on May 6,

2013, December 31, 2013 and May 29, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicants with a copy of the request, personally or

by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 30,

2014, and should be accompanied by proof of service on applicants, in the form of an

affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of

the writer's interest, the reason for the request, and the issues contested. Persons who wish

to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants: 9 West 57th Street, Suite 4200, New York, New

York 10019.

For Further Information Contact: David J. Marcinkus, Senior Counsel, at (202) 551-6882,

or David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   KKR LP is a Delaware limited partnership, and together with its "affiliates," as defined in rule 12b-2 under the Securities Exchange Act of 1934 (the "Exchange Act") (collectively, "KKR," and each, a "KKR entity"), it has organized, and will in the future organize, limited partnerships, limited liability companies, business trusts or other entities (each a "Partnership" and, collectively, the "Partnerships") as "employees' securities companies," as defined in section 2(a)(13) of the Act.

2.   A Partnership may be organized under the laws of the state of Delaware, another state, or of a jurisdiction outside the United States. KKR may also form parallel Partnerships organized under the laws of various jurisdictions in order to create the same investment opportunities for Eligible Employees (as defined below) in other jurisdictions. Interests in a Partnership ("Interests") may be issued in one or more series, each of which corresponds to particular Partnership investments (each, a "Series"). Each Series will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act. Each Partnership will operate as a closed-end management investment company, and a particular Partnership may operate as a diversified or non-diversified vehicle within the meaning of the Act. The Partnerships are intended to provide investment opportunities for Eligible Employees that are competitive with those at other investment management and financial services firms and to facilitate the recruitment and retention of high caliber professionals. KKR will control each Partnership within the meaning of section 2(a)(9) of the Act.

3.   KKR formed NAXI ESC in June 2012 under the laws of the Cayman Islands. NAXI ESC invests concurrently with KKR North America Fund XI L.P. ("NAXI") and other investors organized or managed by KKR or its designees that generally co-invest with NAXI in various investment opportunities, as described in the application. KKR formed Asia II ESC in September 2012 under the laws of the Cayman Islands. Asia II ESC invests concurrently with KKR Asian Fund II L.P. ("Asia II") and other investors organized or managed by KKR or its designees that generally co-invest with Asia II in various investment opportunities, as described in the application. KKR formed REPA ESC in June 2013 under the laws of Delaware. REPA ESC invests concurrently with KKR Real Estate Partners Americas L.P. ("REPA") and other investors organized or managed by KKR or its designees that generally co-invest with REPA in various investment opportunities, as described in the application. KKR formed EIGF I ESC in July 2013 under the laws of Delaware. EIGF I ESC invests concurrently with KKR Energy Income and Growth Fund I L.P. ("EIGF I") and other investors organized or managed by KKR or its designees that generally co-invest with EIGF I in various investment opportunities, as described in the application. Each of the Initial Partnerships is organized as a limited partnership.

4.   Each Partnership will have a general partner, managing member or other such similar entity (a "General Partner"). All investors in a Partnership will be "Limited Partners." The General Partner will be responsible for the overall management of each Partnership and will have the authority to make all decisions regarding the acquisition, management and disposition of Partnership investments. A KKR entity will be a General Partner of each Partnership. The General Partner may be permitted to delegate certain of its responsibilities regarding the acquisition, management and disposition of Partnership

investments to an Investment Adviser (as defined below), provided that the ultimate responsibility for, and control of, each Partnership, remain with the General Partner.

5.   The General Partner or another KKR entity will serve as investment adviser to a Partnership (the "Investment Adviser"). The Investment Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), if required under applicable law. Each Investment Adviser shall comply with the standards prescribed in Sections 9, 36 and 37 of the Act. The Applicants represent and concede that each General Partner and Investment Adviser managing a Partnership is an "investment adviser" within the meaning of Sections 9 and 36 of the Act and is subject to those sections. An Investment Adviser may be paid a management fee, which will generally be determined as a percentage of the capital commitments of the Limited Partners. A General Partner or Investment Adviser may receive a performance-based fee (a "Carried Interest") based on the net gains of the Partnership's investments in addition to any amount allocable to the General Partner's or Investment Adviser's capital contribution.[1]

6.   If the General Partner determines that a Partnership enter into any side-by-side investment with an unaffiliated entity, the General Partner will be permitted to engage as sub-investment adviser the unaffiliated entity (an "Unaffiliated Subadviser"), which will be responsible for the management of such side-by-side investment.

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[1]   If a General Partner or Investment Adviser is registered under the Advisers Act, the Carried Interest payable to it by a Partnership will be pursuant to an arrangement that complies with rule 205-3 under the Advisers Act. If the General Partner or Investment Adviser is not required to register under the Advisers Act, the Carried Interest payable to it will comply with section 205(b)(3) of the Advisers Act (with such Partnership treated as though it were a business development company solely for the purpose of that section).

7.   Interests in a Partnership will be offered without registration in reliance on

section 4(2) of the Securities Act of 1933 (the "Securities Act"), or Regulation D or

Regulation S under the Securities Act, and will be sold only to "Qualified Participants" (as

defined below). Prior to offering Interests to an Eligible Individual (as defined below), a

General Partner must reasonably believe that the Eligible Employee or Eligible Family

Member will be capable of understanding and evaluating the merits and risks of

participation in a Partnership and that each such individual is able to bear the economic risk

of such participation and afford a complete loss of his or her investments in Partnerships.

8.   "Qualified Participants" are (a) current and former employees, officers,

directors and current Consultants[2] of KKR (collectively, "Eligible Employees" [3]), (b)

spouses, parents, children, spouses of children, brothers, sisters and grandchildren of

Eligible Employees, including step and adoptive relationships ("Eligible Family Members"

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[2]   A "Consultant" is a person or entity whom KKR has engaged on retainer to provide services and professional expertise on an ongoing basis as a regular consultant or as a business or legal adviser and who shares a community of interest with KKR and its employees. In order to participate in a Partnership, Consultants will be required to be sophisticated investors who qualify as Accredited Investors (defined below) (if a Consultant is an individual) or, if not an individual, meet the standards of an "accredited investor" under Rule 501(a) of Regulation D. A Qualified Participant of a Consultant may invest in a Partnership. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Partnership through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant and will be required to qualify as Accredited Investors. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of KKR and who have an interest in maintaining an ongoing relationship with KKR. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner and/or the officers of KKR responsible for making investments for the Partnerships similar to the access afforded other Eligible Employees who are employees, officers or directors of KKR. Accordingly, there will be a close nexus between KKR and such entities.

and, together with Eligible Employees who are natural persons, "Eligible Individuals"), (c)

any "Eligible Investment Vehicle," which is defined as (i) a trust of which the trustee,

grantor and/or beneficiary is an Eligible Employee, (ii) a partnership, corporation or other

entity controlled by an Eligible Employee[4], or (iii) a trust or other entity established solely

for the benefit of Eligible Family Members, and (d) KKR. Each Eligible Individual will be

an "accredited investor" under rule 501(a)(5) or rule 501(a)(6) of Regulation D ("Accredited

Investor"), except that a maximum of 35 Eligible Employees who are sophisticated

investors but who are not Accredited Investors may become Limited Partners if each of

them falls into one of the following two categories: (A) Eligible Employees who (i) have a

graduate degree in business, law or accounting, (ii) have a minimum of five years of

consulting, investment management, investment banking, legal or similar business

experience, and (iii) had reportable income from all sources (including any profit shares or

bonus) of $100,000 in each of the two most recent years immediately preceding the Eligible

Employee's admission as a Limited Partner and have a reasonable expectation of income

from all sources of at least $140,000 in each year in which the Eligible Employee will be

committed to make investments in a Partnership; or (B) Eligible Employees who are

"knowledgeable employees," as defined in rule 3c-5 of the Act, of the Partnership (with the

Partnership treated as though it were a "covered company" for purposes of the rule). An

Eligible Employee who is described in category (A) above will not be permitted to invest in

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[3] To qualify as an Eligible Employee, any current or former officer or director of KKR must be an employee or former employee of KKR.

[4] The inclusion of partnerships, corporations, or other entities controlled by an Eligible Employee in the definition of "Eligible Investment Vehicle" is intended to enable Eligible Employees to make investments in the Partnerships through personal investment vehicles for the purpose of personal and family investment and estate planning objectives.

any year more than 10% of his or her income from all sources for the immediately preceding year, in the aggregate, in a Partnership and in all other Partnerships in which that investor has previously invested.

9.   An Eligible Individual may purchase an Interest through an Eligible Investment Vehicle only if either (i) the investment vehicle is an Accredited Investor, as defined in rule 501(a) of Regulation D or (ii) the Eligible Individual is a settlor[5] and principal investment decision-maker with respect to the investment vehicle.   Eligible Investment Vehicles that are not Accredited Investors will be included in the 35 non-Accredited Investor limit discussed above.

10.   The terms of a Partnership will be disclosed to the Eligible Employees at the time they are offered the right to subscribe for Interests, and they will be furnished with a copy of the partnership agreement. A Partnership will send its Limited Partners an annual financial statement with respect to those Series in which the Limited Partner had an Interest within 120 days, or as soon as practicable, after the end of the Partnership's fiscal year. The financial statement will be audited[6] by independent certified public accountants. In addition, as soon as practicable after the end of each fiscal year of a Partnership, a report will be sent to each Limited Partner setting forth the information with respect such Limited Partner's share of income, gains, losses, credits, and other items for federal and state income tax purposes.

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[5]   If such investment vehicle is an entity other than a trust, the term "settlor" will be read to mean a person who created such vehicle, alone or together with other Eligible Individuals, and contributed funds to such vehicle.

[6] "Audit" will have the meaning defined in rule 1-02(d) of Regulation S-X.

11.   Interests in the Partnerships will not be transferable except with the express consent of the General Partner, and then only to a Qualified Participant. All of the Partnerships will have only Qualified Participants as Limited Partners. No sales load or similar fee of any kind will be charged in connection with the sale of Interests.

12.   Applicants state that a General Partner may have the right to repurchase or cancel the Interest of (i) an Eligible Employee who ceases to be an employee, officer, director or current Consultant of any KKR entity for any reason or (ii) any Eligible Family Member of any person described in clause (i). Once a Consultant's ongoing relationship with KKR is terminated: (i) such Consultant and its Qualified Participants, if any, will not be permitted to contribute any additional capital to a Partnership and (ii) the existing Interests of such Consultant and its Qualified Participants, if any, as of the date of such termination will (A) to the extent the governing documents of a Partnership provide for periodic redemptions in the ordinary course, be redeemed as of the next regularly scheduled redemption date and (B) to the extent the governing documents of a Partnership do not provide for such periodic redemptions (e.g. as a result of the vehicle primarily investing in illiquid investments), be retained. The Partnership Agreement or private placement memorandum for each Partnership will describe, if applicable, the amount that a Limited Partner would receive upon repurchase or cancellation of its Interest. A Limited Partner would receive upon repurchase or cancellation of its Interest, at a minimum, the lesser of (i) the amount actually paid by or (subject to any vesting requirements) on behalf of the Limited Partner to acquire the Interest, plus interest, less any distributions, and (ii) the fair market value of the Interest determined at the time of the repurchase or cancellation as determined in good faith by the General Partner.

13.   Applicants state that the Partnerships may invest either directly or through

investments in limited partnerships and other investment pools (including pools that are

exempt from registration in reliance on section 3(c)(1) or 3(c)(7) of the Act) and

investments in registered investment companies.[7] Investments may be made side by side

with KKR entities and through investment pools (including Aggregation Vehicles)[8]

sponsored or managed by a KKR entity or an unaffiliated entity.

14.   Applicants state that a Partnership may also co-invest in a portfolio company

with KKR or an investment fund or separate account organized primarily for the benefit of

investors who are not affiliated with KKR over which a KKR entity or an Unaffiliated

Subadviser exercises investment discretion ("Third Party Funds"). The General Partner will

not delegate management and investment discretion for the Partnership to an Unaffiliated

Subadviser or a sponsor of a Third Party Fund. Side-by-side investments held by a Third

Party Fund, or by a KKR entity in a transaction in which the KKR investment was made

pursuant to a contractual obligation to a Third Party Fund, will not be subject to the

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[7] Applicants are not requesting any exemption from any provision of the Act or any rule
thereunder that may govern the eligibility of a Partnership to invest in an entity relying on section
3(c)(1) or 3(c)(7) of the Act or any such entity's status under the Act.
[8] An "Aggregation Vehicle" is an investment pool sponsored or managed by a KKR entity that is
formed solely for the purpose of permitting a Partnership and other KKR entities or Third Party
Funds to collectively invest in other entities. Applicants state that it may be more efficient for a
Partnership and other KKR entities and Third Party Funds to invest in an entity together through an
Aggregation Vehicle rather than having each investor separately acquire a direct interest in such
entity. An Aggregation Vehicle will not be used to issue interests that discriminate against a
Partnership or provide preferential treatment to a KKR entity or other KKR-related investors with
respect to a portfolio company investment. Applicants submit that because no investment decisions
are made at the Aggregation Vehicle level, the fact that a person who participates in the
Partnership's decision to acquire an interest in an Aggregation Vehicle also serves as an officer,
director, general partner or investment adviser of the Aggregation Vehicle would not create a
conflict of interest on the part of such person.

restrictions contained in Condition 3 below. All other side-by-side investments held by

KKR entities will be subject to the restrictions contained in Condition 3.

15.   If KKR makes loans to a Partnership, the lender will be entitled to receive

interest, provided that the interest rate will be no less favorable to the borrower than the rate

obtainable on an arm's length basis. The possibility of any such borrowings, as well as the

terms thereof, would be disclosed to Qualified Participants prior to their investment in a

Partnership.[9] A Partnership will not borrow from any person if the borrowing would cause

any person not named in section 2(a)(13) of the Act to own securities of the Partnership

(other than short-term paper). A Partnership will not lend any funds to a KKR entity.[10]

Any indebtedness of a Partnership will be the debt of the Partnership and without recourse

to the Limited Partners.

16.   In compliance with section 12(d)(1)(A)(i) of the Act, a Partnership will not

purchase or otherwise acquire any security issued by a registered investment company if,

immediately after the acquisition, the Partnership will own, in the aggregate, more than 3%

of the outstanding voting stock of the registered investment company.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides that, upon application, the Commission

will exempt employees' securities companies from the provisions of the Act to the extent

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[9] Applicants note that the Initial Partnerships disclosed the possibility of such borrowings but not the terms thereof prior to Qualified Participants investing in the Initial Partnership. As of May 29, 2014, the Initial Partnerships have also disclosed the terms of such potential borrowings to the Limited Partners.

[10] A Partnership may, subject to the terms and conditions set out herein, make investments in issuers that are portfolio companies of funds managed by KKR, and such investments may take the form of loans. However, a Partnership will not make any loans to KKR LP, its subsidiaries or any entity that controls KKR LP.

that the exemption is consistent with the protection of investors. Section 6(b) provides

that the Commission will consider, in determining the provisions of the Act from which

the company should be exempt, the company's form of organization and capital structure,

the persons owning and controlling its securities, the price of the company's securities

and the amount of any sales load, how the company's funds are invested, and the

relationship between the company and the issuers of the securities in which it invests.

Section 2(a)(13) defines an employees' securities company, in relevant part, as any

investment company all of whose securities (other than short-term paper) are beneficially

owned (a) by current or former employees, or persons on retainer, of one or more

affiliated employers, (b) by immediate family members of such persons, or (c) by such

employer or employers together with any of the persons in (a) or (b).

       2.   Section 7 of the Act generally prohibits investment companies that are not

registered under section 8 of the Act from selling or redeeming their securities. Section

6(e) of the Act provides that, in connection with any order exempting an investment

company from any provision of section 7, certain provisions of the Act, as specified by

the Commission, will be applicable to the company and other persons dealing with the

company as though the company were registered under the Act. Applicants request an

order under sections 6(b) and 6(e) of the Act exempting the Partnerships from all

provisions of the Act, except sections 9, 17, 30, and 36 through 53 of the Act, and the

Rules and Regulations. With respect to sections 17(a), (d), (f), (g), and (j) and 30(a), (b),

(e), and (h) of the Act, and the Rules and Regulations, and rule 38a-1 under the Act, the

exemption is limited as set forth in the application.

3.	Section 17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the company. Applicants request an exemption from section 17(a) to the extent necessary to permit a KKR entity or a Third Party Fund (or any affiliated person of any such KKR entity or Third Party Fund), acting as principal, to purchase or sell securities or other property to or from any Partnership or any company controlled by such Partnership. Any such transaction to which any Partnership is a party will be effected only after a determination by the General Partner that the requirements of condition 1 below have been satisfied. In addition, the Applicants, on behalf of the Partnerships, represent that any transactions otherwise subject to section 17(a) of the Act, for which exemptive relief has not been requested, would require approval of the Commission.

4.	Applicants submit that an exemption from section 17(a) is consistent with the purposes of the Partnerships and the protection of investors. Applicants state that the Limited Partners will be informed of the possible extent of the Partnership's dealings with KKR and of the potential conflicts of interest that may exist. Applicants also state that, as professionals engaged in financial services businesses, the Limited Partners will be able to evaluate the risks associated with those dealings. Applicants assert that the community of interest among the Limited Partners and KKR will serve to reduce the risk of abuse. Applicants acknowledge that the requested relief will not extend to any transactions between a Partnership and an Unaffiliated Subadviser or an affiliated person of an Unaffiliated Subadviser, or between a Partnership and any person who is not an employee, officer or director of the KKR or is an entity outside of the KKR and is an affiliated person of the Partnership as defined in section 2(a)(3)(E) of the Act ("Advisory Person") or any

affiliated person of such a person.

5.　　Section 17(d) of the Act and rule 17d-1 under the Act prohibit any

affiliated person or principal underwriter of a registered investment company, or any

affiliated person of such person or principal underwriter, acting as principal, from

participating in any joint arrangement with the company unless authorized by the

Commission. Applicants request relief to permit affiliated persons of the Partnerships, or

affiliated persons of any of such persons, to participate in, or effect any transaction in

connection with, any joint enterprise or other joint arrangement or profit-sharing plan in

which a Partnership or a company controlled by a Partnership is a participant. Applicants

acknowledge that the requested relief will not extend to any transaction in which an

Unaffiliated Subadviser or an Advisory Person, or an affiliated person of either such

person, has an interest, except in connection with a Third Party Fund sponsored by an

Unaffiliated Subadviser.

6.　　Applicants assert that compliance with section 17(d) would cause the

Partnership to forego investment opportunities simply because a Limited Partner, the

General Partner or any other affiliated person of the Partnership (or any affiliate of the

affiliated person) made a similar investment. Applicants submit that the types of

investment opportunities considered by a Partnership often require each investor to make

funds available in an amount that may be substantially greater than what a Partnership

may be able to make available on its own. Applicants contend that, as a result, the only

way in which a Partnership may be able to participate in these opportunities may be to co-

invest with other persons, including its affiliates. Applicants assert that the flexibility to structure co-investments and joint investments will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent. In addition, Applicants represent that any transactions otherwise subject to section 17(d) of the Act and rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.

7.   Co-investments with Third Party Funds, or by a KKR entity pursuant to a contractual obligation to a Third Party Fund, will not be subject to condition 3 below. Applicants note that it is common for a Third Party Fund to require that KKR invest its own capital in Third Party Fund investments, and that KKR investments be subject to substantially the same terms as those applicable to the Third Party Fund. Applicants believe it is important that the interests of the Third Party Fund take priority over the interests of the Partnerships, and that the Third Party Fund not be burdened or otherwise affected by activities of the Partnerships. In addition, applicants assert that the relationship of a Partnership to a Third Party Fund is fundamentally different from a Partnership's relationship to KKR. Applicants contend that the focus of, and the rationale for, the protections contained in the requested relief are to protect the Partnerships from any overreaching by KKR in the employer/employee context, whereas the same concerns are not present with respect to the Partnerships vis-a-vis a Third Party Fund.

8.   Section 17(e) of the Act and rule 17e-1 under the Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. Applicants request an exemption from section 17(e) to permit a KKR entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees, or other compensation from a Partnership in connection with the purchase or

sale by the Partnership of securities, provided that the fees or other compensation are deemed "usual and customary." Applicants state that for purposes of the application, fees or other compensation that are charged or received by a KKR entity will be deemed "usual and customary" only if (a) the Partnership is purchasing or selling securities with other unaffiliated third parties, including Third Party Funds, (b) the fees or compensation being charged to the Partnership are also being charged to the unaffiliated third parties, including Third Party Funds, and (c) the amount of securities being purchased or sold by the Partnership does not exceed 50% of the total amount of securities being purchased or sold by the Partnership and the unaffiliated third parties, including Third Party Funds. Applicants assert that, because KKR does not wish to appear to be favoring the Partnerships, compliance with section 17(e) would prevent a Partnership from participating in transactions where the Partnership is being charged lower fees than unaffiliated third parties. Applicants assert that the fees or other compensation paid by a Partnership to a KKR entity will be the same as those negotiated at arm's length with unaffiliated third parties.

9.   Rule 17e-1(b) under the Act requires that a majority of directors who are not "interested persons" (as defined in section 2(a)(19) of the Act) take actions and make approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the Act requires each investment company relying on the rule to satisfy the fund governance standards defined in rule 0-1(a)(7) under the Act (the "Fund Governance Standards"). Applicants request an exemption from rule 17e-1 to the extent necessary to permit each Partnership to comply with the rule without having a majority of the directors of the General Partner who are not interested persons take actions and make determinations as set forth in

paragraph (b) of the rule, and without having to satisfy the standards set forth in paragraph

(c) of the rule. Applicants state that because all the directors of the General Partner will be

affiliated persons, without the relief requested, a Partnership could not comply with rule

17e-1. Applicants state that each Partnership will comply with rule 17e-1 by having a

majority of the directors of the General Partner take actions and make approvals as set forth

in the rule. Applicants state that each Partnership will otherwise comply with rule 17e-1.

10.   Section 17(f) of the Act designates the entities that may act as investment

company custodians, and rule 17f-1 under the Act imposes certain requirements when the

custodian is a member of a national securities exchange. Applicants request an exemption

from section 17(f) and subsections (a), (b) (to the extent such subsection refers to

contractual requirements), (c), and (d) of rule 17f-1 to permit a KKR entity to act as

custodian of Partnership assets without a written contract. Applicants also request an

exemption from the rule 17f-1(b)(4) requirement that an independent accountant

periodically verify the assets held by the custodian. Applicants state that, because of the

community of interest between KKR and the Partnerships and the existing requirement for

an independent audit, compliance with this requirement would be unnecessary. Applicants

will comply with all other requirements of rule 17f-1.

11.   Applicants also request an exemption from section 17 and rule 17f-2 to

permit the following exceptions from the requirements of rule 17f-2: (a) a Partnership's

investments may be kept in the locked files of the KKR LP, the General Partner or the KKR

entity that serves as investment adviser to the Partnership; (b) for purposes of paragraph (d)

of the rule, (i) employees of the General Partner (or KKR) will be deemed to be employees

of the Partnerships, (ii) officers or managers of the General Partner of a Partnership (or

KKR) will be deemed to be officers of the Partnership and (iii) the General Partner of a Partnership or its board of directors will be deemed to be the board of directors of a Partnership and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees, each of whom will have sufficient knowledge, sophistication and experience in business matters to perform such examination. Applicants expect that, with respect to certain Partnerships, some of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. Applicants assert that for such a Partnership, these instruments are most suitably kept in the files of KKR LP, the General Partner, or the KKR entity that serves as investment adviser to the Partnership, where they can be referred to as necessary. Applicants will comply with all other provisions of rule 17f-2.

12.   Section 17(g) of the Act and rule 17g-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company take certain actions and give certain approvals relating to fidelity bonding. The rule also requires that the board of directors of an investment company relying on the rule satisfy the Fund Governance Standards. Applicants request relief to permit the General Partner's board of directors, who may be deemed interested persons, to take actions and make determinations as set forth in the rule. Applicants state that, because all directors of the General Partner will be affiliated persons, a Partnership could not comply with rule 17g-1 without the requested relief. Specifically, each Partnership will comply with rule 17g-1 by having a majority of the General Partner's

directors take actions and make determinations as set forth in rule 17g-1. Applicants also

request an exemption from the requirements of: (i) paragraph (g) of the rule relating to the

filing of copies of fidelity bonds and related information with the Commission and the

provision of notices to the board of directors; (ii) paragraph (h) of the rule relating to the

appointment of a person to make the filings and provide the notices required by paragraph

(g); and (iii) paragraph (j)(3) of the rule relating to compliance with the Fund Governance

Standards. Applicants state that the fidelity bond of each Partnership will cover KKR

employees who have access to the securities and funds of the Partnership. Applicants state

that the Partnerships will comply with all other requirements of rule 17g-1.

13.   Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make

it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in

connection with the purchase or sale of a security held or to be acquired by a registered

investment company. Rule 17j-1 also requires that every registered investment company

adopt a written code of ethics and that every access person of a registered investment

company report personal securities transactions. Applicants request an exemption from

section 17(j) and the provisions of rule 17j-1, except for the anti-fraud provisions of

paragraph (b), because they assert that these requirements are unnecessarily burdensome as

applied to the Partnerships. The relief requested will only extend to KKR entities and is not

requested with respect to any Unaffiliated Subadviser or Advisory Person.

14.   Applicants request an exemption from the requirements in sections 30(a),

30(b), and 30(e) of the Act, and the rules under those sections, that registered investment

companies prepare and file with the Commission and mail to their shareholders certain

periodic reports and financial statements. Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to the Partnerships and would entail administrative and legal costs that outweigh any benefit to the Limited Partners. Applicants request exemptive relief to the extent necessary to permit each Partnership to report annually to its Limited Partners, as described in the application. Applicants also request an exemption from section 30(h) of the Act to the extent necessary to exempt the General Partner of each Partnership, members of the General Partner or any board of managers or directors or committee of KKR employees to whom the General Partner may delegate its functions, and any other persons who may be deemed to be members of an advisory board of a Partnership, from filing Forms 3, 4, and 5 under section 16(a) of the Exchange Act with respect to their ownership of Interests in the Partnership. Applicants assert that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

15.   Rule 38a-1 requires registered investment companies to adopt, implement and periodically review written policies reasonable designed to prevent violation of the federal securities law and to appoint a chief compliance officer. Each Partnership will comply will rule 38a-1(a), (c) and (d), except that (i) since the Partnership does not have a board of directors, the board of directors of the General Partner will fulfill the responsibilities assigned to the Partnership's board of directors under the rule, and (ii) since the board of directors of the General Partner does not have any disinterested members, (a) approval by a majority of the disinterested board members required by rule 38a-1 will not be obtained, and (b) the Partnerships will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having

the chief compliance officer meet with the board of directors of the General Partner as constituted.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction involving a Partnership otherwise prohibited by section 17(a) or section 17(d) of the Act and rule 17d-1 under the Act to which a Partnership is a party (the "Section 17 Transactions") will be effected only if the General Partner determines that (i) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Limited Partners of the Partnership and do not involve overreaching of the Partnership or its Limited Partners on the part of any person concerned, and (ii) the Section 17 Transaction is consistent with the interests of the Limited Partners, the Partnership's organizational documents and the Partnership's reports to its Limited Partners.[11]

In addition, the General Partner of a Partnership will record and preserve a description of all Section 17 Transactions, the General Partner's findings, the information or materials upon which the findings are based and the basis for the findings. All such records will be maintained for the life of the Partnership and at least six years thereafter and will be subject to examination by the Commission and its staff.[12]

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[11] If a Partnership invests through an Aggregation Vehicle and such investment is a Section 17 Transaction, this condition will apply with respect to both the investment in the Aggregation Vehicle and any investment by the Aggregation Vehicle of Partnership funds.

[12]   Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2.   The General Partner of each Partnership will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Partnership or any affiliated person of such person, promoter or principal underwriter.

3.   The General Partner of each Partnership will not invest the funds of the Partnership in any investment in which an "Affiliated Co-Investor" (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment transaction involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Partnership and an Affiliated Co-Investor are participants (each such investment, a "Rule 17d-1 Investment"), unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (i) gives the General Partner sufficient, but not less than one day's, notice of its intent to dispose of its investment; and (ii) refrains from disposing of its investment unless the Partnership has the opportunity to dispose of the Partnership's investment prior to or concurrently with, on the same terms as, and pro rata with the Affiliated Co-Investor.[13] The term "Affiliated Co-Investor" with respect to any Partnership means any person who is: (i) an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Partnership (other than a Third Party Fund); (ii) KKR; (iii) an officer or director of KKR; (iv) an Eligible Employee; or (v) an entity (other than a Third Party Fund) in which a KKR entity acts as a general partner or has a

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[13] If a Partnership invests in a Rule 17d-1 Investment through an Aggregation Vehicle, the requirements of clauses (i) and (ii) of this sentence shall apply to both the Affiliated Co-Investor's disposition of such Rule 17d-1 Investment and, if the Affiliated Co-Investor also holds a Rule 17d-1 Investment through such Aggregation Vehicle, its disposition of all or part of its investment in the Aggregation Vehicle.

similar capacity to control the sale or other disposition of the entity's securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor (i) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which the Affiliated Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of its Parent, (ii) to immediate family members of the Affiliated Co-Investor or a trust or other investment vehicle established for any Affiliated Co-Investor or any such immediate family member, or (iii) when the investment is comprised of securities that are (a) listed on a national securities exchange registered under section 6 of the Exchange Act, (b) NMS stocks pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder, (c) government securities as defined in section 2(a)(16) of the Act or other securities that meet the definition of "Eligible Security" in rule 2a-7 under the Act, or (d) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.   Each Partnership and its General Partner will maintain and preserve, for the life of each Series of the Partnership and at least six years thereafter, such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Limited Partners in the Partnership, and each

annual report of the Partnership required to be sent to the Limited Partners, and agree that all such records will be subject to examination by the Commission and its staff.[14]

5.   Within 120 days after the end of each fiscal year of each Partnership, or as soon as practicable thereafter, the General Partner of each Partnership will send to each Limited Partner having an Interest in the Partnership at any time during the fiscal year then ended, Partnership financial statements audited by the Partnership's independent accountants with respect to those Series in which the Limited Partner had an Interest. At the end of each fiscal year, the General Partner will make or cause to be made a valuation of all of the assets of the Partnership as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Partnership. In addition, within 120 days after the end of each fiscal year of each Partnership (or as soon as practicable thereafter), the General Partner will send a report to each person who was a Limited Partner at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Limited Partner of that partner's federal and state income tax returns and a report of the investment activities of the Partnership during that fiscal year.

6.   If a Partnership makes purchases or sales from or to an entity affiliated with the Partnership by reason of an officer, director or employee of a KKR entity (i) serving as an officer, director, general partner, manager or investment adviser of the entity (other than an entity that is an Aggregation Vehicle), or (ii) having a 5% or more investment in the

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[14] Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

entity, such individual will not participate in the Partnership's determination of whether or not to effect the purchase or sale.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary